SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 17, 2005

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

P.O. Box 370

Kirkland Lake, Ontario P2N 3J7

March 16, 2005                                                                                                                 Symbol – TSX & AIM: KGI

                   Kirkland Lake Gold Reports 3rd Quarter Results

Kirkland Lake Gold Inc. (the “Company”) announces the financial results for the third quarter ended January 31, 2005

Overview

  The Company incurred a loss for the third quarter ended January 31, 2005 (Fiscal 2005) of $6,331,651 or $0.14 per share, which includes the expensing of $1,566,402 in exploration and $573,879 of non-cash costs incurred during the quarter.

  While an operational loss for the 3rd quarter was forecast, the actual loss was higher principally due to an actual grade mined of 0.32 ounces of gold per ton (OPT) versus a forecasted grade of 0.38 OPT. Management and operational changes were introduced  to improve grade control, and the Company is seeing the benefit this quarter

  During the quarter, dilution decreased in both the conventional and long hole stopes, productivity per manshift increased and in January exceeded plan. Further, although the labour force remains below planned levels, additional hiring reduced shortages, and the mechanical problems experienced in new equipment were overcome

  Gold revenues of $6,374,826 (2004- $3,390,189) were higher on a year over year basis but  below forecasted revenues.

  The three year, 1.3 billion gallon mine dewatering program approached completion during the quarter and will be completed this month with the pumps now below the 5700 level. Plans are underway to convert to a normal maintenance pumping system, with significant savings.

  Gold production commenced from the newly discovered D Zone during the quarter with access from both the newly constructed 3400 level as well as the 3800 and will henceforth become an important part of the production profile

“The plan for March and going forward is to become operationally cash break-even and at this point in mid-month, we are ahead of plan in ounces produced for the first time,” said Bob Rodrigue, the Company’s new Chief Financial Officer “Over the several months our plan calls for progressing towards internally funding capital and exploration programs.”

Financial Highlights (all amounts in thousands of Canadian dollars, except per share figures)
	3 months ended	3 months ended	3 months ended
	January 31	January 31	October 31
	2005	2004	2004
Revenue	6,375	3,390	5,129
Operating Costs	9,703	6,480	9,505
Exploration Expenditure	1,566	1,294	2,908
Net (loss) before unusual item	(6,113)	(5,741)	(8,886)
Per share (basic and diluted)	(0.14)	(0.19)	(0.22)
Cash Flow (used) for operating activities	(7,247)	(5,972)	(7,582)
Net increase (decrease) in cash	(4,113)	6,770	4,547
Cash at end of period	3,574	9,055	7,687
Short Term Investments - unrestricted	10,000	-	-
Total cash and cash equivalents	13,574	9,055	7,687
Total Current Assets	17,526	11,808	11,628
Total Current Liabilities	8,332	7,949	12,322
Working Capital	9,194	3,859	(694)
Weighted average of shares outstanding	43,759,542	30,278,313	40,891,352

Production Highlights
	3 months ended	3 months ended	3 months ended
	January 31	October 31	July 31
	2005	2004	2004
Tons broken (ore)	32,222	37,003	24,250
Tons broken (waste)	20,377	17,331	25,905
Tons milled	37,936	39,855	27,589
Ozs. produced	11,921	10,531	6,980
Lateral Development (feet)	2,267	2,982	3,246
Raise Development (feet)	634	598	683
Definition Drilling (feet)	27,188	24,616	22,444

Gold sales during the latest fiscal quarter were 11,913 troy ounces with an average gold price of $528 per ounce as underground production from #3 Shaft continues to increase.  This compares with gold sales of 6,416 ounces with an average sales price of $528 per ounce during the same period of the prior year, and 9,775 ounces at $525 during the second quarter 2005.  During the third quarter of fiscal 2005, negative operating cash flow amounted to $7,247,469 (2004- negative $5,972,256), slightly improved over the second quarter, as underground development and stoping activities continue to increase in efforts to raise gold production to positive cash flow levels. Lastly, during the third quarter the Company raised $14.7 million to fund its operations and exploration activities.

During the third quarter, total capital invested in the Company’s operations was $2,707,772 as compared with $2,288,564 reported for the same quarter of the prior year.  Of the $2.7 million invested in its operations, $397,313 (2004-$1,187,236) was spent on the purchase of equipment, while the remaining $2,310,459 was invested in developmental projects which included 2,103 feet of lateral development, along with 255 feet of raising. Included is substantial track development on the 3400 Level, ramp development to access the “D” Zone reserves, and drifting on the 4500 and 4900 Levels.

The third quarter financial statements and accompanying Management Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com and at www.londonstockexchange.com/rns.

Appointment of new Chief Financial Officer

The Company is pleased to report that, effective March 14, 2005 the Company appointed Bob Rodrique, as its new Chief Financial Officer.  Mr. Rodrigue joined the Company as Controller in December, 2003 and has made a significant contribution in the Company’s system of controls.  Prior to his employment with the Company, Mr. Rodrigue has served in senior management accounting positions at a number of large Canadian underground and open pit operations over the last 27 years.

About the Company

Kirkland Lake Gold Inc. is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties purchased on December 14, 2001.  The Company’s corporate goal is to expand its gold reserves and to become a low cost gold producer.  The Company’s shares currently trade on the TSX and on the AIM (Alternative Investment Market) of the London Stock Exchange.

For further information, please contact:

Brian Hinchcliffe                                                                  Scott Koyich

President                                                                                Investor Relations

Phone 1 705 567 5208                                                           Phone 1-403-215-5979

Fax 1 705 568 6444                                                                E-mail: info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website – www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

________________________________

KIRKLAND LAKE GOLD INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

___________________________________________

The accompanying unaudited financial statements of Kirkland Lake Gold Inc. (the “Company”)

Have been prepared by and are the responsibility of the Company’s management.

These statements have been approved by the Audit Committee and the Board of Directors of the Company

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entities.

KIRKLAND LAKE GOLD INC.

BALANCE SHEETS (UNAUDITED)

AS AT JANUARY 31, 2005 AND APRIL 30, 2004

EXPRESSED IN CANADIAN DOLLARS

	JANUARY 31	APRIL 30,
	2005	2004

Assets
Current Assets
Cash and cash equivalents	$3,573,875	$11,720,591
Short - term investments	10,725,000	190,000
Accounts receivable	567,951	435,006
Inventories (Note 3)	2,442,258	1,527,553
Prepaid expenses and deposits	217,323	323,194
	17,526,407	14,196,344

Deferred financial charges (Note 7c)	4,501	233,591
Mineral properties (Note 4)	18,314,947	14,118,836
Property, plant and equipment (Note 5)	10,720,511	9,937,904
Mine closure bonds	2,043,435	2,043,435
	$48,609,801	$40,530,110

Liabilities
Current liabilities
Accounts payable and accrued liabilities(Note 11b)	$7,335,756	$7,474,220
Convertible loans (Note 7)	996,216	3,088,818
	8,331,972	10,563,038

Mortgage payable	54,500	84,000
Asset retirement obligation	2,043,435	2,043,435
	10,429,907	12,690,473

Shareholders' Equity
Capital stock (Note 8)
Authorized
Unlimited common shares without par value
Issued
44,752,675 (April 30, 2004 - 36,479,606) common shares	87,058,450	51,956,501
Options (Note 9) and (Note 2b)	1,144,382	170,451
Warrants (Note 10)	4,266,112	4,983,765
Equity component of convertible loans (Note 7)	189,111	271,839
Contributed surplus	138,887	18,010
Deficit (Note 2b)	(54,617,049)	(29,560,929)
	38,179,894	27,839,637
	$48,609,801	$40,530,110

Nature of operations and going concern (Note 1)

Approved by the Board of Directors :

(Signed) "Brian E. Bayley" Director	(Signed) "S. Paul Kostuik" Director

Prepared by Management

See accompanying notes to interim financial statements

KIRKLAND LAKE GOLD INC.

STATEMENT OF OPERATIONS AND DEFICIT (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005 AND 2004

EXPRESSED IN CANADIAN DOLLARS

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	January 31	January 31	January 31	January 31
	2005	2004	2005	2004

Mining revenue	$6,374,826	$3,390,189	$15,095,752	$5,694,722
Operating costs	9,703,075	6,480,161	28,577,648	15,699,300
Amortization and depletion	594,341	368,610	1,627,002	875,729
Operating income (loss)	(3,922,590)	(3,458,582)	(15,108,898)	(10,880,307)

General and administrative	198,845	426,165	932,732	1,165,605
Royalties	191,325	98,325	429,527	144,275
Exploration	1,566,402	1,293,548	6,192,233	1,586,957
Amortization of finance charges	86,034	195,310	445,109	234,696
Interest and bank charges	168,108	252,380	775,813	372,440
Stock based compensation	241,924	32,803	476,141	64,330

Interest and other income	(43,577)	(16,064)	(111,583)	(45,851)
	2,409,061	2,282,467	9,139,972	3,522,452

Loss for the period	(6,331,651)	(5,741,049)	(24,248,870)	(14,402,759)

Deficit - beginning of period	(48,285,398)	(15,606,482)	(29,560,929)	(6,944,772)

Adjustment on adoption of accounting Standards (Note 2b)	-	-	(807,250)

Deficit - beginning of period, as restated	-	-	(30,368,179)

Deficit - end of period	(54,617,049)	(21,347,531)	(54,617,049)	(21,347,531)

Basic and diluted loss per share	(0.14)	(0.19)	(0.60)	(0.51)

Basic and Diluted Weighted Average number of shares	43,759,542	28,288,788	40,456,828	26,333,099
outstanding

Prepared By Management

See accompanying notes to interim financial statements

KIRKLAND LAKE GOLD INC.

STATEMENT OF CASH FLOWS (UNAUDITED)

PERIODS ENDED JANUARY 31, 2005 AND 2004

EXPRESSED IN CANADIAN DOLLARS

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	January 31	January 31	January 31	January 31
	2005	2004	2005	2004

Cash flows from operating activities
Income (Loss) for the period	$(6,331,651)	$(5,741,049)	$(24,248,870)	$(14,402,759)
Items not affecting cash
Amortization and depletion	594,341	368,610	1,627,002	875,729
Accretion of interest and finance charges	102,923	238,176	794,011	378,208
Stock-based compensation	241,924	32,803	476,141	64,330
Changes in non-cash working capital items
Accounts receivable	105,879	(259,291)	(132,944)	(251,238)
Inventories (Note 3)	(152,285)	(64,174)	(914,705)	(1,006,892)
Prepaid expenses	34,806	(285,172)	105,871	36,504

Accounts payable and accrued liabilities	(1,843,407)	(262,159)	(287,776)	1,606,080
	(7,247,469)	(5,972,256)	(22,581,269)	(12,700,038)

Cash flows from (applied to) financing activities
Net proceeds from issuance of capital stock	18,248,029	16,031,135	33,762,774	26,604,968
Proceeds from issuance of convertible loans	-	-	2,406,250	1,000,000
Financing Costs	-	-	-	-
Payment of notes payable and convertible loans	(2,406,250)	(1,000,000)	(4,593,750)	(2,000,000)
	15,841,779	15,031,135	31,575,274	25,604,968

Cash flows applied to investing activities
Purchase of short term investments	(10,000,000)	-	(10,535,000)	-
Purchase of property, plant and equipment	(397,313)	(1,187,236)	(1,780,919)	(3,146,869)
Additions to mineral properties	(2,310,459)	(1,101,328)	(4,824,802)	(4,366,960)
	(12,707,772)	(2,288,564)	(17,140,721)	(7,513,829)

Increase (decrease) in cash and cash equivalents	(4,113,462)	6,770,315	(8,146,716)	5,391,101

Cash and cash equivalents - Beginning of period	7,687,337	2,285,393	11,720,591	3,664,607

Cash and cash equivalents - End of period	$3,573,875	$9,055,708	$3,573,875	$9,055,708

Supplemental cash flow information (Note 13)

Prepared by Management

See accompanying notes to interim financial statements

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Kirkland Lake Gold Inc. (The Company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001 and have been placed back into commercial production. During the year end 2003 the Company reached commercial production.  The continued operations of the Company are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing as required to sustain the development, and upon future profitable production.

At January 31, 2005, the Company had a working capital surplus of $9,194,435. Included in current liabilities are convertible loans of $996,216. Management estimates that these funds, together with funds from operations will be sufficient to meet the Company's obligations for the coming year. If necessary the Company will raise additional financing to meet its obligations for the coming year. Actual funds from operations may vary significantly from management’s estimates, due to changes in gold prices and foreign exchange rates, which are outside management’s control, and the success of achieving future production volumes and production costs which the Company has not been able to achieve to date. Differences between actual results and management’s estimates will occur, and these differences may be material. Accordingly, there is no assurance that operations will result in significant funds being available to the Company to continue in the normal course. The Company's ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the Company.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 004.

(b) STOCK - BASED COMPENSATION (CHANGE IN ACCOUNTING POLICY)

The Company has a stock option plan as described in note (9). Effective May 1, 2004, the Company adopted the new accounting standard for stock - based compensation. The standard sets out a fair value approach that is required for all stock – based transactions. Prior to May 1, 2004, the Company used the intrinsic value - based method to account for its employee stock incentive plan, and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods.

Stock – based compensation on options is recorded as an expense in the period the options are vested, based on the fair value estimated based on the Black – Scholes option pricing method.

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

The restatement resulted in a cumulative increase of $ 807,250 to the opening deficit at May 1, 2004 and increases of $ 132,009, $ 54,030 and $ 621,211 to share capital, contributed surplus, and options respectively.

(c) ASSET RETIREMENT OBLIGATION

On May 1, 2004 the Company retroactively adopted the new CICA accounting standard, section 3110 for asset retirement obligations. The adoption has not resulted in a material impact.

3.

INVENTORIES

JANUARY 31	APRIL 30
2005	2004

Mine operating supplies	$ 1,019,263	$ 626,146
Dore bars	-	182,175
Gold in process	1,422,995	719,232
	$ 2,442,258	$ 1,527,553

4.

MINERAL PROPERTIES

JANUARY 31	APRIL 30
2005	2004
Balance - Beginning of year	$ 14,118,836	$ 8,117,495
Rehabilitation and development costs	4,824,802	6,274,587
Depletion	(628,691)	(273,246)
Balance - End of period	$ 18,314,947	$ 14,118,836

	JANUARY 31	APRIL 30
	2005	2004
Acquisition allocation (Note 3)	$ 752,264	$ 781,127
Underground development	14,541,947	10,427,302
Underground pumping	1,937,302	1,946,609
Mill & surface facilities	141,226	146,640
Lakeshore property	942,208	817,158
	$ 18,314,947	$ 14,118,836

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

5.

PROPERTY, PLANT AND EQUIPMENT

		2005
		ACCUMULATED	JANUARY 31
	COST	AMORTIZATION	NET

Computer equipment	$ 376,417	$ 137,811	$ 238,606
Mine and mill equipment	12,526,427	2,593,573,	9,932,854
Vehicles	82,758	32,710	50,048
Buildings	591,822	92,819	499,003
	$ 13,577,424	$ 2,856,913	$ 10,720,511

		2004
		ACCUMULATED	APRIL 30
	COST	AMORTIZATION	NET

Computer equipment	$ 162,724	$ 75,075	$ 87,649
Mine and mill equipment	10,976,437	1,710,206	9,266,231
Vehicles	78,142	20,768	57,374
Buildings	579,202	52,552	526,650
	$ 11,796,505	$ 1,858,601	$ 9,937,904

6.

ASSET RETIREMENT OBLIGATION

	JANUARY 31	APRIL 30
	2005	2004
Asset Retirement obligation	$ 2,043,435	$ 2,043,435

                                 TOTAL                                  CREDIT ADJUSTED                 ESTIMATED TIMING

                         UNDISCOUNTED                            RISK FREE RATE                        OF PAYMENT

                      ASSET RETIREMENT

                            OBLIGATION

_____________________________________________________________________________________

                            $ 2,448,455                                            3.06%                                           2010

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

7.

CONVERTIBLE LOANS

(a)

On June 11, 2004, the Company completed loan financing of $2,406,250. The loan has a term of six months and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into common shares at the rate of $4.40 per common share.

The Company has determined the value of the equity conversion feature of the convertible loans to be $346,344 using the Black-Scholes option pricing model.  The remainder of $2,059,906 was classified as debt.

The lenders received an aggregate of 54,140 common shares as a bonus for making the loans. The common shares have been determined to have a fair value of $216,019 which will be amortized over the term of the loan.

On December 11, 2004, this promissory note was converted into 546,875 common shares of the Company.

(b)

On June 10, 2003, the Company agreed to complete a loan financing of $1,000,000. The loan has a term of eighteen months, which can be extended for eighteen months at the Company's option (see below), and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into common shares at the rate of $4.00 per common share and the accrued interest is convertible into common shares at the rate equal to the higher of $4.00 per common share or the then market price of the Company's shares. If the loan is converted or repaid before the first anniversary date of the closing in August 2003, the lenders shall receive one year's worth of interest (excluding interest converted into shares) on the original loan amount.

The Company has determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model.  The remainder of $810,889 was classified as debt.

On August 11, 2003 the lenders received an aggregate of 75,000 common shares at $3.00, as a bonus for making the loans, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

Subsequent to January 31, 2005, this loan was converted into 250,000 common shares of the Company.

(c)

A summary of deferred finance charges incurred and amortization during the period is shown below.

	JANUARY 31	APRIL 30
	2005	2004
Balance - Beginning of period	$ 233,591	$ 6,250
Finance charges incurred	216,019	747,813
Less: amortization	(445,109)	(520,472)
Balance - End of period	$ 4,501	$ 233,591

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

8.

CAPITAL STOCK

	Number of	Stated
	shares	value
Balance - Beginning of period	36,479,606	$ 52,088,510
Exercise of options (Note 9)	290,925	731,458
Exercise of warrants (Note 10)	943,107	3,743,759
Private placements (Note 8(a)) - (Note 8(e))	7,039,037	33,574,304
Share issuance costs	-	(2,841,514)
Share proceeds allocated to warrants	-	(238,067)
Balance - End of period	44,752,675	$ 87,058,450

(a)

On June 10, 2004, the Company issued 54,140 common shares at a fair value of $3.99 per common share, as a bonus on the $2,406,250 convertible loan financing (Note 7(a)).

(b)

On July 29, 2004, the Company closed a brokered private placement of 3,987,730 shares at a price of $4.00 per share for gross proceeds of $15,950,920. The agent also received 199,386 warrants exercisable at $4.00 as compensation for the placement.  The warrants expire January 29, 2006.

(c)

On November 10, 2004, the Company completed a placement of 1,950,292 common shares at a price of $6.00 per share for gross proceeds of $11,700,000.

(d)

On December 11, 2004, a promissory note, in the amount of $2,406,250 was converted into 546,875 common shares (Note 7 (a)).

(e)

On December 22, 2004, the Company completed a sale by private placement of 500,000 flow –through common shares at a price of $6.00 per share for gross proceeds of $3,000,000. The proceeds from the financing will be used to fund exploration of the Company’s mineral properties.

9.

OPTIONS

The Company has adopted a stock option plan.  The plan allows the Company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the Company to acquire up to 2,000,000 common shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option.  Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the Company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of 5 years.

Stock options issued to officers, directors, employees and consultants are as follow

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

OPTIONS (CONT’D)

	Number of shares	Weighted Average exercise price
Options outstanding - May 1, 2004	1,426,550	$ 1.91
Granted	250,000	4.70
Exercised	(290,925)	2.00
Forfeited	(92,500)	3.07
Options outstanding – January 31, 2005	1,293,125	$ 2.58
Options exercisable – January 31, 2005	933,875	$ 1.91

The following table summarizes information about stock options outstanding and exercisable at January  31, 2005:

Exercise price	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)
$ 1.10	200,000	200,000	1.15	1.15
1.35	266,000	266,000	1.67	1.67
1.60	16,750	16,750	2.19	2.19
2.20	302,875	302,875	2.94	2.94
2.45	35,000	35,000	2.35	2.35
2.80	47,500	17,500	3.54	3.54
3.95	195,000	95,750	3.82	3.82
4.70	230,000	-	4.65	-
$1.10 - $4.70	1,293,125	933,875	2.84	2.26

The Company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant.  Compensation costs for all grants under the employee stock option plan have been determined by the fair value method.  Compensation expense recorded for the nine months ended January 31, 2005 was $476,141.

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	JANUARY 31	APRIL 30
	2005	2004
Expected life of options	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%
Expected stock price volatility	70%	70%
Expected dividend yield	0%	0%
Weighted-average fair value of options	$ 2.59	$ 2.75

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

OPTIONS (CONT’D)

For the period ended January 31, 2005, the value of stock options granted is $982,643.  The fair value of these options is estimated using the Black-Scholes option pricing model.

	JANUARY 31	APRIL 30
	2005	2004
Balance - Beginning of period as restated	$ 170,451	$ 112,362
Options granted	982,643	81,515
Options exercised	(43,934)	(23,426)
Options forfeited	35,222	-
Balance - End of period	$ 1,144,382	$ 170,451

10.

WARRANTS

The changes in warrants outstanding are as follows:

	Number of shares	Weighted average exercise price
Warrants outstanding - May 1, 2004	4,323,647	$ 3.88
Granted	199,386	4.00
Exercised	(943,107)	2.96
Warrants outstanding - January 31, 2005	3,579,926	$ 4.13

	JANUARY 31	APRIL 30
	2005	2004
Balance - Beginning of period	$ 4,983,765	$ 696,270
Unit proceeds allocated to warrants	-	4,740,649
Agents warrants issued in private placements	238,067	158,788
Exercise of warrants	(955,720)	(611,942)
Balance - End of period	$ 4,266,112	$ 4,983,765

11.

RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the period:

(a)

During the nine month period, the Company paid office facilities and administration services in the amount of $31,500,  (2003 - $31,500) to a company related by directors in common.

(b)

At January 31, 2005, accounts payable included $nil (2004 - $nil) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

KIRKLAND LAKE GOLD INC.

NOTES TO FINANCIAL STATEMENTS  (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2005

(EXPRESSED IN CANADIAN DOLLARS)

12.

SEGMENTED INFORMATION

The Company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the periods ended January 31, 2005 and 2004 all of the Company's capital assets, revenues earned and operations were in Canada.

13.

 SUPPLEMENTAL CASH FLOW INFORMATION

During the nine month period ended January 31, 2005 and 2004, the Company conducted non-cash financing and investing activities as follows:

	JANUARY 31	JANUARY 31
	2005	2004
Warrants issued as convertible loans financing costs	$ 238,067	-
Common stock issued as repayment of convertible loan	$ 2,406,250
Warrants issued as share issuance costs	-	$ 2,150,085

14.

SUBSEQUENT EVENTS

(a) On February 11, 2005, a loan in the amount of  $ 1,000,000 was converted by the lender into 250,000 common shares. (Note 7b).

KIRKLAND LAKE GOLD INC.

Management Discussion and Analysis

The following discussion of the financial position of Kirkland Lake Gold Inc. and the results of operations for the quarter ended January 31, 2005, are to be read in conjunction with the audited financial statements dated April 30th, 2004 and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.  These statements together with the following Management’s Discussion and Analysis, dated March 9, 2005 are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

1. Overview

Kirkland Lake Gold Inc. is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties purchased on December 14, 2001.  The Company’s corporate goal is to expand its gold reserves and to become a low cost gold producer.  The shares of Kirkland Lake Gold currently trade on the TSE and on the AIM (Alternative Investment Market) of the London Stock Exchange.

2. Discussion of Quarterly Results

Kirkland Lake Gold incurred a loss for the quarter ended January 31, 2005 (Fiscal 2005) of $6,331,651 or $0.14 per share, which compares with a loss of $0.19 per share or a loss of $5,741,049 for the same period fiscal 2004, and  the second quarter 2005 loss of $ 8,886,037.

Gold revenues were higher on a year over year basis at $6,374,826 (2004- $3,390,189), and second quarter revenues of $ 5,129,390.  Operating costs increased in the quarter to $9,703,075 (2004- $6,480,161) from second quarter 2005 of $ 9,505,891.  The Company continued an active exploration program with exploration expenditures being $1,566,402 in the latest quarter, as compared with $1,293,548 reported for the same period of the prior year, and $ 2,908,633 in the second quarter 2005. The $7.7 million raised through flow through shares in late 2003 has been fully expended on eligible exploration expenditures.

Overall, there has been an improvement in production revenues on a quarter over quarter basis for fiscal 2005 from $3,591,000 to $5,129,000 to $6,375,000.  Quarterly losses have decreased 2% and 29% from the first quarter of fiscal  2005 resulting in declines in the loss per share:  $0.22, $0.19, and $0.14.

Financial Highlights (all amounts in thousands of Canadian dollars, except per share figures)
	3 months ended	3 months ended	3 months ended
	January 31	January 31	October 31
	2005	2004	2004
Revenue	6,375	3,390	5,129
Operating Costs	9,703	6,480	9,505
Exploration Expenditure	1,566	1,294	2,908
Net (loss) before unusual item	(6,331)	(5,741)	(8,886)
Per share (basic and diluted)	(0.14)	(0.19)	(0.22)
Cash Flow (used) for operating activities	(7,247)	(5,972)	(7,582)
Net increase (decrease) in cash	(4,113)	6,770	4,547
Cash at end of period	3,574	9,055	7,687
Short Term Investments –unrestricted	10,000	-	-
Total cash and cash equivalents	13,574	9,055	7,687
Total Current Assets	17,526	11,808	11,628
Total Current Liabilities	8,332	7,949	12,322
Working Capital	9,194	3,859	(694)
Weighted average of shares outstanding	43,759,542	30,278,313	40,891,352

Gold sales during the latest fiscal quarter were 11,913 troy ounces with an average gold price of $528 per ounce as underground production from #3 Shaft continues to increase.  This compares with gold sales of 6,416 ounces with an average sales price of $528 per ounce during the same period of the prior year, and 9,775 ounces at $525 during the second quarter 2005.  During the third quarter of fiscal 2005, negative operating cash flow amounted to $7,247,469, (2004- negative $5,972,256), slightly improved over the second quarter, as underground development and stoping activities continue to increase in efforts to raise gold production to positive cash flow levels. Lastly, during the third quarter the Company raised $14.7 million to fund its operations and exploration activities.

During the third quarter, total capital invested in the Company’s operations was $2,707,772 as compared with $2,288,564 reported for the same quarter of the prior year.  Of the $2.7 million invested in its operations, $397,313 (2004-$1,187,236) was spent on the purchase of equipment, while the remaining $2,310,459 was invested in developmental projects which included 2,103 feet of lateral development,  along with 255 feet of raising. Included is substantial track development on the 3400’ Level, ramp development to access the “D” Zone reserves, and drifting on the 4500’ and 4900’ Levels.

3. Discussion of Costs

During the third quarter of fiscal year 2005, a total of $9,703,075, (2004 - $6,480,000) was spent on operating costs with approximately 54% of operating costs related to labor.  The increase in operating costs for the latest quarter over the same period last year is due to the significant increase in underground development and stoping activities as evidenced by the fact that 52,599 tons

(2004- 28,371 tons) were broken underground, of which 32,222 tons was ore and 20,377 tons was waste, as compared to  the second quarter of  54,334 tons broken, of which 37,003 tons was ore and 17,331 tons was waste, at essentially the same spending level.

Furthermore, 2,267 feet of lateral and 634 feet of vertical stope development was completed in the latest quarter, down slightly over the second quarter.  Lastly, the third quarter of fiscal 2005 experienced higher diamond drilling costs which totaled $377,000 with 27,188 feet of definition drilling carried out. This compares to the second quarter’s 24,616 feet of  definition drilling at a cost of $352,000.

During the latest quarter, mill throughput was 37,936 tons at a cost of $ 938,639, or $24.74 per ton milled, as compared to the second  quarter throughput of 39,855 tons at a cost of $ 969,567, or $24.33 per ton milled.

Production Highlights
	3 months ended	3 months ended	3 months ended
	January 31	October 31	July 31
	2005	2004	2004
Tons broken (ore)	32,222	37,003	24,250
Tons broken (waste)	20,377	17,331	25,905
Tons milled	37,936	39,855	27,589
Ozs. produced	11,921	10,531	6,980
Lateral Development (feet)	2,267	2,982	3,246
Raise Development (feet)	634	598	683
Definition Drilling (feet)	27,188	24,616	22,444

Looking at non-operating expenses, Kirkland Lake Gold incurred $594,341 (2004- $368,610) in amortization and depletion of asset costs and $254,142 (2004 - $447,690) on interest, bank charges and amortization of finance charges.  For the quarter ended January 31, 2005 general and administrative expenses were $198,845, which is lower when compared to $426,165 reported for the same period of the prior year, and lower than the second quarter total of $348,142.

4.  Liquidity, Capital Resources and Financial Condition

Liquidity

Kirkland Lake Gold’s cash balance at January 31, 2005 was $3,573,875 and the working capital was $9,194,435.  The Company had a commitment to spend $7.7 million by December 31, 2004 on exploration under the previous flow through financing agreement. This commitment was completed. On December 22, 2004, the company completed the sale by private placement of 500,000 flow–through common shares at a price of $6.00 per share for gross proceeds of $3,000,000. The proceeds from the financing will be used to fund exploration of the Company’s mineral properties. Kirkland Lake Gold’s ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the Company.

Cash Flow Discussion

Cash flow used for operations was $7,247,469 (2004-$5,972,256) representing a small improvement over the prior quarter of 2005, and is explained largely by the fact that the Company has built a significantly larger mining workforce and undertaken significantly more near term development and stoping activity as reviewed earlier.

This also represents an increase of 21% over 2004 levels. During the latest quarter, the total amount of capital invested in Kirkland Lake Gold’s operations increased by 18% to $2,707,772 (2004-$2,288,564), with $397,313 of this amount spent on new mining equipment, and $2,310,459 on  developmental work. During the second quarter, capital invested was $2,289,900 of which $889,731 was expended on mining equipment and $1,400,169 was spent on development work.

5. Summary of Quarterly Results

Summary of Quarterly Results
(expressed in 000’s of Canadian dollars )

Fiscal 2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue		6,375	5,129	3,591
Net Earnings (Loss)		(6,332)	(8,886)	(9,031)
Earnings (Loss) per share-Basic & diluted		(0.14)	(0.22)	(0.25)
Fiscal 2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	4,114	3,390	1,596	707
Net Earnings (Loss)	(8,215)	(5,741)	(4,655)	(4,005)
Earnings (Loss) per share-Basic & diluted	(0.25)	(0.19)	(0.16)	(0.16)

Fiscal 2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	1,478	2,153	8,073	0
Net Earnings (Loss)	(3,140)	(2,001)	1,366	(1,159)
Earnings (Loss) per share-Basic & diluted	(0.16)	(0.10)	0.07	(0.06)

Revenue generated by the Company is a function of gold production, coupled with prevailing gold prices on the spot market, and the US $ exchange rate at the time of sale.  Efforts are underway to increase production on a sustained basis by improving overall productivity of a significantly larger mining workforce. Revenues rose owing to higher gold production, however not enough to offset the higher cost base.

6.  Outlook

The Company projects a continuation of rising production levels demonstrated over the first three quarters for the fourth quarter. In addition to seeking to continue to improve efficiencies, finding additional low cost ore reserves remains a top priority for management, along with developing lower cost mining operations such as the “D” Zone, which is currently being mined. Several alterations in the

Company’s production plan has increased the projected capital spending to now be just under $9 million.

The increase in capital spending is due primarily to the development of significant exploration results, which have identified ore reserves, the bulk of which will not be mined in the near term, and under Company policy are capitalized. In addition, rehabilitation and development of the 5100’ and 5300’ levels is to continue, along with the rehabilitation of the recently dewatered 5400’ level, and the 5600’ level shaft stations.

The need for more station and shaft rehabilitation is now apparent on the 5400’ level. Shaft dewatering to the 5750 Loading Pocket  is scheduled to be complete by the end of April, 2005, thus allowing for stope access development work to begin on the 5100’ and 5300’ levels.

The underground mining fleet will continue to be enhanced to meet the requirements of the operation with some of the fleet enhancement being outside the early projections for capital.

7.  Exploration Update

Total exploration expenses for the latest quarter were $1,566,402 (2004 - $1,293,548), of which $838,000 was associated with the Company’s flow through exploration program.  During the latest quarter exploration drilling consisted of 29,979 feet of regular exploration which totaled $428,000, in addition to the 19,660 feet of regular flow-through drilling ($343,000), and 31,546 feet of super flow-through drilling ($495,000). Exploration drilling resulted in several significant discoveries and achievements. These include:

  Significant mineralization intersected at Kirkland Minerals  on South Break, and Main Break.

  New near surface mineralization intersected south of  #2 Shaft, North-South orientation (ABMZone)

  Lower and Upper (North and South) “D” Zone extended; new parallel zone discovered, with highest elevation ore found to date (at 2900’); ’04 Break (South Branch) above 3800 level extended.

  Drilling began at -2475 Level (#2 Shaft) testing the ’05 Narrows Break, intersecting ore grade.

  This is 600’ up-plunge from significant mineralization discovered from 4500’ Level drilling.

  An airborne magnetic map of Kirkland Lake is incorporated into the data bank.

  Kirkland Lake gold and Queenston Mining have formed a Joint Venture to explore the potential western extension of the Main Break and possible North-South structures to the West of Kirkland Lake gold camp.

8. Changes in Accounting Policies

Stock-Based Compensation

Effective May 1st 2004, Kirkland Lake Gold has adopted the fair value method of accounting for stock based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting policy, which has been adopted retroactively, is expected to decrease net earnings for fiscal 2005 and beyond, by the fair value of the stock options granted in 2004.

Asset Retirement Obligations

Effective May 1, 2004, the Company has adopted the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations will be recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost will be capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. This change in accounting policy, which was adopted retroactively, has not had a significant impact on the Company.

9. Risks and Uncertainties

Gold Price/Foreign Exchange

The profitability of the Company is affected by business risks including the price of gold and the foreign currency exchange rate.  The price of gold can be volatile and the Company does not hedge gold sales.  Changes in the exchange rate can have a material impact as costs are incurred in Canadian dollars and revenues are in U.S. dollars.

Company’s Operations

The Company is also subject to the normal risks of underground mining which affects production rates and costs.  Over the past 12 months, Kirkland Lake Gold has hired a significant number of new underground miners within a highly competitive market.  The ability of the Company to achieve its’ production objectives is dependent in large measure on the training and retention of Kirkland Lake Gold’s workforce.  Kirkland Lake Gold’s mining operations and development and exploration activities are affected by various laws and regulations, including those which cover environmental, health, and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Kirkland Lake Gold to maintain safe working conditions at its work site, comply with health and safety legislation, maintain equipment and premises in safe conditions, and ensure that all employees comply with safety procedures.  The third quarter was lost time injury free, and the Company formally created a “Health, Safety, and Training Department”

The Company is pleased that Kirkland Lake Gold was found to have exceeded the standards of  the Workplace Safety Insurance Board’s “Workwell Audit” which examines top to bottom safety procedures with an 81% score.

Additional Financings May be Required

While the Company has been successful in the past, there is no assurance that funding will be available under the terms that are satisfactory to management.  The Company’s operations have to date resulted in negative cash flow and significant losses.

Funds available from operations may vary significantly from management’s estimates, due to changes in gold prices and foreign exchange rates, which are outside the control of management, and to successfully achieve increased gold production volumes at acceptable costs, which the Company has not been able to achieve to date.  Differences between actual results and management’s estimates will occur, and these differences may be material.  Accordingly, there is no assurance that operations will result in sufficient funds being available to the Company to continue in the normal course.

10. Environmental and Social Responsibility

Kirkland Lake Gold has the necessary licenses and permits for its gold mining and milling operations on its Kirkland Lake properties. The current permit allows the discharge of tailings at a mill processing rate of 2,000 tons per day for over 10 years. Under the terms of the formal closure plan filed in respect of the properties, the Company has deposited with the Ontario Ministry of Environment and northern Development the sum of $2,043,435 to fund the cost of the closure plans

This report contains “forward-looking statements,” including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, exchange rate, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to the calculation of mineral reserves and resources, requirement of additional financing, and other risks described in Kirkland Lake Gold Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia and Ontario, and with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.